Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2021

First Half of Fiscal Year 2022 Financial Highlights

•	Total revenues were $369.6 million, an increase of 13.8% compared to the comparable prior year period.

•	Gross margin was 35.3%, compared to 36.1% for the comparable prior year period. Non-GAAP gross margin was 35.4%, compared to 36.1% for the comparable prior year period.

•

Net income attributable to Hollysys was $44.3 million, a decrease of 14.6% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $51.3 million, a decrease of 3.3% compared to the comparable prior year period.

•

Diluted earnings per share was $0.72, a decrease of 16.3% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.83, a decrease of 4.6% compared to the comparable prior year period.

•	Net cash provided by operating activities was $51.1 million.

•	Days sales outstanding (“DSO”) of 173 days, compared to 163 days for the comparable prior year period.

•	Inventory turnover days of 48 days, compared to 41 days for the comparable prior year period.

Second Quarter of Fiscal Year 2022 Financial Highlights

•	Total revenues were $216.3 million, an increase of 10.7% compared to the comparable prior year period.

•	Gross margin was 36.1%, compared to 37.7% for the comparable prior year period. Non-GAAP gross margin was 36.2%, compared to 37.7% for the comparable prior year period.

•

Net income attributable to Hollysys was $30.1 million, a decrease of 4.1% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $33.1 million, an increase of 2.9% compared to the comparable prior year period.

•

Diluted earnings per share was $0.49, a decrease of 3.9% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.54, an increase of 1.9% compared to the comparable prior year period.

•	Net cash provided by operating activities was $29.3 million.

•	DSO of 147 days, compared to 142 days for the comparable prior year period.

•	Inventory turnover days of 50 days, compared to 40 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 2

Beijing, China – March 15, 2022 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and first half of fiscal year 2022 ended December 31, 2021. Dr. Changli Wang, the CEO and director of Hollysys, stated:

“We are very delighted to report another fiscal quarter with solid financial and operational performance against all external and internal odds. Amid a disturbing and unfavorable environment, Hollysys never forgot our vision of bringing people better lives, showed great solidarity, confidence and strength to all, especially when wrapped in sandpaper, and lived up to our mission and honor. Today, in a seemingly mundane moment, fate requires me to be here shouldering the responsibility of leading Hollysys to a widely shared expectation of a promising future. We will continue to demonstrate the classic Hollysys spirit, building up and adding value to the Company through larger market shares and penetration on pillar business units of industrial automation (“IA”) and rail transportation automation (“RTA”) and potential drives on possible new business segments like new energy, among others. There was a decrease in net income for the reporting period compared to that for the comparable prior year period, primary due to an increase in operating expenses, especially research and development expenses and general and administration expenses. However, we believe such investment in operating expenses will give more knowledge and insights for the Company to optimize its existing operation and achieve greater economies of scale in a long run.

Here I would like to take the opportunity to discuss the current situation of the Company and address a brief development strategy.

The Company is of high growing potential. After over a month’s discussion with colleagues from different levels and business units, a fact found is that Hollysys embraced various expertise from our competitors and our senior technicians have grown into capable specialists or managers with clear minds, distinct directions and glowing motivations over years. In addition, our research and development capability has been enhanced significantly. Furthermore, the current incentive plan and performance appraisal system are effective and encouraging. Externally, China is facing the challenges of an aging population tendency and achieving carbon peaking and carbon neutrality goals, which provides Hollysys with great developing opportunities and directions.

Based on the situations stated above, Hollysys mapped out developing strategy below. On IA business, we are initiating steps to extend aggressively by grasping the chance of market reshuffle with advantages of our exceptional and reliable solutions, sophisticated engineering work, competent personnel and national service network. Additionally, we are extending product lines down stream to hardware and upper stream to comprehensive integrated control platforms. On RTA business, we will sustain and fortify our market share in high speed rail, enrich product lines constantly, foster subway signaling for a further breakthrough, and promote application of new products of urban transportation. In new business segments, we intend to launch new energy related products and services after proper investigation and evaluation.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 3

Then I would like to share some highlights and breakthrough the Company made in the first half of fiscal year 2022:

IA business continued its strong growth momentum with larger market shares. The Company keeps investment in research and development, aiming at users’ challenges, carries out technological innovation, and strives to meet the needs of users. In the first half of fiscal year 2022, for example, Hollysys launched a new product—Industrial Optical Bus Control System (“OCS”), and achieved a number of contract breakthroughs. The application of the technology can help customers greatly reduce project cost, cut construction period and improve maintenance efficiency. This not only created huge economic benefits for customers, but also saved lots of non-ferrous copper for the society and fulfilled goals of energy saving and emission reduction. The smooth implementation of the projects also creates conditions for the full promotion of OCS in 2022. At the same time, Hollysys launched a fully self-controllable Distributed Control System (“DCS”) to meet the increasing requirements of customers on reliability and security. In the first half of fiscal year 2022, such updated DCS system has been applied successfully in the project of 600MW power unit, the pipage of refined oil product, etc.

In the field of chemical and petrochemical industry, the Company has maintained its fast pace, which proves that its strategy of “vigorously developing chemical and petrochemical industry” is effective. In the first half of the fiscal year 2022, we gained a number of breakthrough projects, including signing a large scale oil refining project in Hainan. In addition, as of December 31, 2021, the Company has accumulated 38 offshore platform project orders, ranking first among domestic suppliers.

In our RTA business, we are excited about winning some key contracts. For example, we signed contracts to provide Automatic Train Protection (“ATP”) with automatic train operation function to the Pearl River Delta region and the contract to provide Supervisory Control and Data Acquisition (“SCADA”) system to Chengdu rail transit Line 30 Phase I. At the same time, the Company continues to offer various after-sales services, including software upgrading, spare parts sales, and maintenance and replacement services for high speed rail. Especially, in Hong Kong, we successfully entered into the second three-year maintenance contract with Mass Transit Railway Corporation Limited. In project delivery, several lines that we participated in went into operation, such as our track circuit which officially went into service, representing the first application of Hollysys track circuit on C2 high speed rail. Also, the first application of Hollysys subway signaling system in Kunming Changshui Airport Express went into full operation smoothly. In addition to boosting and exploring diversified development opportunities, the Company is also continuously promoting the incubation of innovative businesses. In the first half of the fiscal year 2022, both highway business and vocational education business have made remarkable progress. For example, in the field of vocational education, a comprehensive project of high-speed railway operation control drill field was signed with a railway vocational and technical college. In the field of highway, we signed the intelligent platform project of tunnel inspection and highway operation decision.

For overseas business, Thomson Line II in Singapore that the Company provided SCADA has been successfully put into operation. Under the threat of COVID-19, Hollysys project team worked unitedly to achieve the successful delivery of the project while ensuring personal safety and health, and won a very challenging and valuable award of the “Engineering Safety Excellence Award” 2021 from the Land Transport Authority of Singapore. Overall speaking, COVID-19 remains a challenge to the business unit of mechanical and electrical solutions and other overseas business. We will keep monitoring the impact of COVID-19, and risk control remains our key focus.

With our clear strategies, contentious dedication and experienced loyal expertise, we believe that we will continue to create greater value for our clients and shareholders.”

Hollysys Automation Technologies Ltd. March 15, 2022	Page 4

Second Quarter and First Half Year Ended December 31, 2021 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)
	Three months ended December 31,			Six months ended December 31,
,	2021	2020	% Change	2021	2020	% Change
Revenues	$216,251	195,328	10.7%	$369,636	324,795	13.8%
Integrated solutions contracts revenue	$166,505	142,468	16.9%	$291,068	248,174	17.3%
Products sales	$9,871	8,458	16.7%	$19,517	15,026	29.9%
Service rendered	$39,875	44,402	(10.2)%	$59,051	61,595	(4.1)%
Cost of revenues	$138,264	121,709	13.6%	$239,254	207,675	15.2%
Gross profit	$77,987	73,619	5.9%	$130,382	117,120	11.3%
Total operating expenses	$54,268	40,172	35.1%	$91,947	62,903	46.2%
Selling	$13,620	10,260	32.7%	$23,029	18,435	24.9%
General and administrative	$25,965	14,404	80.3%	$43,040	24,757	73.8%
Research and development	$20,611	18,620	10.7%	$36,660	28,601	28.2%
VAT refunds and government subsidies	$(5,928)	(3,112)	90.5%	$(10,782)	(8,890)	21.3%
Income from operations	$23,719	33,447	(29.1)%	$38,435	54,217	(29.1)%
Other (expense) income, net	$(9)	1,545	(100.6)%	$959	2,774	(65.4)%
Foreign exchange loss	$(1,288)	(3,345)	(61.5)%	$(1,714)	(5,668)	(69.8)%
Gains on disposal of investments in an equity investee	$7,995	—	100.0%	$7,995	—	100.0%
Share of net income of equity investees	$774	2,768	(72.0)%	$986	4,659	(78.8)%
Dividend income from equity investments	$179	3	5866.7%	$179	3	5866.7%
Interest income	$3,323	2,922	13.7%	$6,183	6,720	(8.0)%
Interest expenses	$(22)	(141)	(84.4)%	$(366)	(277)	32.1%
Income tax expenses	$4,767	5,906	(19.3)%	$8,669	10,666	(18.7)%
Net loss attributable to non-controlling interests	$(167)	(71)	135.2%	$(341)	(151)	125.8%
Net income attributable to Hollysys Automation Technologies Ltd.	$30,071	31,364	(4.1)%	$44,329	51,913	(14.6)%
Basic earnings per share	$0.49	0.52	(5.8)%	$0.73	0.86	(15.1)%
Diluted earnings per share	$0.49	0.51	(3.9)%	$0.72	0.86	(16.3)%
Share-based compensation expenses	$2,713	763	255.6%	$6,306	938	572.3%
Amortization of acquired intangible assets	$353	79	346.8%	$632	155	307.7%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$33,137	32,206	2.9%	$51,267	53,006	(3.3)%
Non-GAAP basic earnings per share(1)	$0.54	0.53	1.9%	$0.84	0.88	(4.5)%
Non-GAAP diluted earnings per share(1)	$0.54	0.53	1.9%	$0.83	0.87	(4.6)%
Basic weighted average number of ordinary shares outstanding	60,946,596	60,500,387	0.7%	60,884,346	60,498,431	0.6%
Diluted weighted average number of ordinary shares outstanding	61,682,393	60,933,785	1.2%	61,556,602	60,693,633	1.4%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 5

Operational Results Analysis for the Second Quarter Ended December 31, 2021

Compared to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2021 increased from $195.3 million to $216.3 million, representing an increase of 10.7%. In terms of revenues by type, integrated contracts revenue increased by 16.9% to $166.5 million, products sales revenue increased by 16.7% to $9.9 million, and services revenue decreased by 10.2% to $39.9 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)
	Three months ended December 31,				Six months ended December 31,
	2021		2020		2021		2020
	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue
Industrial Automation	113,833	52.7	92,889	47.6	216,294	58.5	174,819	53.8
Rail Transportation Automation	79,411	36.7	81,269	41.6	115,346	31.2	109,965	33.9
Mechanical and Electrical Solution	23,007	10.6	21,170	10.8	37,996	10.3	40,011	12.3

Total	216,251	100.0	195,328	100.0	369,636	100.0	324,795	100.0

Gross margin was 36.1% for the three months ended December 31, 2021, as compared to 37.7% for the same period of the prior year. The gross margin fluctuated mainly due to product and service mix. Gross margin of integrated solutions contracts, product sales, and service rendered was 27.5%, 75.0% and 62.0% for the three months ended December 31, 2021, as compared to 27.9%, 85.6% and 59.8% for the same period of the prior year, respectively. Non-GAAP gross margin was 36.2% for the three months ended December 31, 2021, as compared to 37.7% for the same period of the prior year. Non-GAAP gross margin of integrated solutions contracts was 27.7% for the three months ended December 31, 2021, as compared to 28.0% for the same period of the prior year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $13.6 million for the three months ended December 31, 2021, representing an increase of $3.3 million, or 32.7%, compared to $10.3 million for the same period of the prior year, which was primarily due to the significant increase of sales scale. Selling expenses as a percentage of total revenues were 6.3% and 5.3% for the three months ended December 31, 2021 and 2020, respectively.

General and administrative expenses were $26.0 million for the quarter ended December 31, 2021, representing an increase of $11.6 million or 80.3% compared to $14.4 million for the same quarter of the prior year, which was primarily due to a $7.3 million increase in credit losses and increased investments in strategic planning, internal management, compliance and corporate governance to improve the Company’s core competitiveness. Share-based compensation expenses were $2.7 million and $0.8 million for the three months ended December 31, 2021 and 2020, respectively. General and administrative expenses as a percentage of total revenues were 12.0% and 7.4% for the three months ended December 31, 2021 and 2020, respectively.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 6

Research and development expenses were $20.6 million for the three months ended December 31, 2021, representing an increase of $2.0 million, or 10.7%, compared to $18.6 million for the same period of the prior year, which was primarily due to increased investments in R&D, including the upgrading of mainstream products and new products developed to meet the needs of the digital infrastructure market, such as the new generation DCS Macs V7, smart factory and smart city rail. Research and development expenses as a percentage of total revenues were 9.5% and 9.5% for the three months ended December 31, 2021 and 2020, respectively.

The VAT refunds and government subsidies were $5.9 million for three months ended December 31, 2021, as compared to $3.1 million for the same period in the prior year, representing a $2.8 million, or 90.5%, increase.

The income tax expenses and the effective tax rate were $4.8 million and 13.7% for the three months ended December 31, 2021, respectively, as compared to $5.9 million and 15.9% for comparable period in the prior year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $30.1 million for the three months ended December 31, 2021, representing a decrease of 4.1% from $31.4 million reported in the comparable period in the prior year. Non-GAAP net income attributable to Hollysys, was $33.1 million or $0.54 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.49 for the three months ended December 31, 2021, a decrease of 3.9% from $0.51 reported in the reported in the comparable period in the prior year. Non-GAAP diluted earnings per share was $0.54 for the three months ended December 31, 2021, an increase of 1.9% from $0.53 reported in the comparable period in the prior year. These were calculated based on 61.7 million and 60.9 million diluted weighted average ordinary shares outstanding for the three months ended December 31, 2021 and 2020. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $278.8 million of value of new contracts for the three months ended December 31, 2021. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $772.1 million as of December 31, 2021. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 7

(In USD thousands, except for %)
	Value of new contracts achieved for the three months ended December 31, 2021		Backlog as of December 31, 2021
	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	92,989	33.3	308,882	40.0
Rail Transportation Automation	169,501	60.9	352,785	45.7
Mechanical and Electrical Solutions	16,294	5.8	110,418	14.3

Total	278,784	100.0	772,085	100.0

Cash Flow Highlights

For the three months ended December 31, 2021, the total net cash inflow was $11.4 million. The net cash provided by operating activities was $29.3 million. The net cash used in investing activities was $27.8 million, mainly consisting of $23.1 million purchases of short-term investments, $7.9 million purchases of property, plant and equipment, and $6.5 million acquisition of a subsidiary, partially offset by $9.5 million of receipts from collection of advances to equity investees.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $715.5 million, $704.9 million, and $356.9 million as of December 31, 2021, September 30, 2021 and December 31, 2020, respectively.

For the three months ended December 31, 2021, DSO was 147 days, as compared to 142 days for the comparable period in the prior year and 198 days for the last fiscal quarter; inventory turnover days were 50 days, as compared to 40 days for the comparable period in the prior year and 55 days for the last fiscal quarter.

Financial Performance Guidance

Based on information available as of the date of this press release, Hollysys provides the following financial performance guidance for the full fiscal year 2022:

•	The total value of new contracts signed is expected to be between $770 million and $870 million, with a year-on-year increase of 5% to 18%.

•	Revenue is expected to be between $625 million and $695 million, with a year-on-year increase of 5% to 17%.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 8

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2021, Hollysys had cumulatively carried out more than 35,000 projects for approximately 20,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd. March 15, 2022	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$166,505	$142,468	$291,068	$248,174
Products sales	9,871	8,458	19,517	15,026
Revenue from services	39,875	44,402	59,051	61,595

Total net revenues	216,251	195,328	369,636	324,795
Costs of integrated solutions contracts	120,654	102,656	213,963	181,737
Cost of products sold	2,469	1,218	4,898	2,947
Costs of services rendered	15,141	17,835	20,393	22,991

Gross profit	77,987	73,619	130,382	117,120
Operating expenses
Selling	13,620	10,260	23,029	18,435
General and administrative	25,965	14,404	43,040	24,757
Research and development	20,611	18,620	36,660	28,601
VAT refunds and government subsidies	(5,928)	(3,112)	(10,782)	(8,890)

Total operating expenses	54,268	40,172	91,947	62,903

Income from operations	23,719	33,447	38,435	54,217
Other (expense) income, net	(9)	1,545	959	2,774
Foreign exchange loss	(1,288)	(3,345)	(1,714)	(5,668)
Gains on disposal of an investment in an equity investee	7,995	—	7,995	—
Share of net income of equity investees	774	2,768	986	4,659
Dividend income from equity investments	179	3	179	3
Interest income	3,323	2,922	6,183	6,720
Interest expenses	(22)	(141)	(366)	(277)

Income before income taxes	34,671	37,199	52,657	62,428
Income taxes expenses	4,767	5,906	8,669	10,666

Net income	29,904	31,293	43,988	51,762
Net loss attributable to non-controlling interests	(167)	(71)	(341)	(151)

Net income attributable to Hollysys Automation Technologies Ltd.	$30,071	$31,364	$44,329	$51,913
Other comprehensive income, net of tax of nil
Translation adjustments	17,456	44,703	16,559	83,653

Comprehensive income	47,360	75,996	60,547	135,415
Less: comprehensive (loss) income attributable to non-controlling interests	(58)	(28)	(175)	53

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$47,418	$76,024	$60,722	$135,362

Net income per ordinary share:
Basic	0.49	0.52	0.73	0.86
Diluted	0.49	0.51	0.72	0.86
Shares used in net income per share computation:
Basic	60,946,596	60,500,387	60,884,346	60,498,431
Diluted	61,682,393	60,933,785	61,556,602	60,693,633

Hollysys Automation Technologies Ltd. March 15, 2022	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec- 31, 2021	Sep- 30, 2021
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$715,537	$704,870
Short-term investments	34,769	11,578
Restricted cash	37,998	37,366
Accounts receivable, net of allowance for credit losses of $74,331 and $67,535 as of December 31, 2021 and September 30, 2021, respectively	359,816	326,264
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $11,747 and $12,526 as of December 31, 2021 and September 30, 2021, respectively	222,480	211,892
Accounts receivable retention	6,219	5,670
Other receivables, net of allowance for credit losses of $16,335 and $16,287 as of December 31, 2021 and September 30, 2021, respectively	16,318	18,037
Advances to suppliers	29,171	27,356
Amounts due from related parties	28,310	16,612
Inventories	67,656	68,380
Prepaid expenses	779	878
Income tax recoverable	393	1,278

Total current assets	1,519,446	1,430,181
Non-current assets
Restricted cash	6,015	5,928
Costs and estimated earnings in excess of billings	2,482	1,066
Accounts receivable retention	4,558	4,401
Prepaid expenses	2	1
Property, plant and equipment, net	109,297	97,515
Prepaid land leases	18,120	16,409
Intangible assets, net	12,152	13,031
Investments in equity investees	46,920	61,824
Investments securities	2,659	2,621
Goodwill	22,527	21,568
Deferred tax assets	13,635	11,865
Operating lease right-of-use assets	5,221	5,983

Total non-current assets	243,588	242,212
Total assets	1,763,034	1,672,393
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	12	—
Current portion of long-term loans	15,371	15,223
Accounts payable	180,653	158,040
Construction costs payable	3,540	917
Deferred revenue	208,173	194,164
Accrued payroll and related expenses	33,263	24,694
Income tax payable	6,054	4,819
Warranty liabilities	6,474	6,239

Hollysys Automation Technologies Ltd. March 15, 2022	Page 11

Other tax payables	16,138	9,596
Accrued liabilities	47,653	53,947
Amounts due to related parties	8,544	15,038
Other liability	3	3
Operating lease liabilities	378	598

Total current liabilities	526,256	483,278
Non-current liabilities
Accrued liabilities	4,535	4,831
Long-term loans	568	581
Accounts payable	994	1,035
Deferred tax liabilities	13,617	14,914
Warranty liabilities	3,038	3,293
Operating lease liabilities	4,432	4,945
Other liability	78	78

Total non-current liabilities	27,262	29,677
Total liabilities	553,518	512,955
Commitments and contingencies	—	—
Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 61,961,324 shares and 61,960,524 shares issued and outstanding as of December 31, 2021 and September 30, 2021	62	62
Additional paid-in capital	240,073	237,361
Statutory reserves	76,829	64,449
Retained earnings	838,547	820,860
Accumulated other comprehensive income	49,207	31,860

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,204,718	1,154,592
Non-controlling interests	4,798	4,846

Total equity	1,209,516	1,159,438
Total liabilities and equity	$1,763,034	$1,672,393

Hollysys Automation Technologies Ltd. March 15, 2022	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended	Six months ended
	December 31, 2021	December 31, 2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$29,904	$43,988
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,586	5,084
Amortization of prepaid land leases	107	211
Amortization of intangible assets	579	661
Allowance for credit losses	7,874	8,002
Gains on disposal of property, plant and equipment	(6)	(1)
Share of net income of equity investees	(774)	(986)
Share-based compensation expenses	2,713	6,306
Deferred income tax expenses	(2,983)	(4,287)
Other income (expense), net	(263)	—
Gains on disposal of an investment in an equity investee	(7,995)	(7,995)
Changes in operating assets and liabilities:
Accounts receivable and retention	(37,548)	(24,810)
Costs and estimated earnings in excess of billings	(8,978)	(21,797)
Inventories	1,695	(12,612)
Advances to suppliers	(1,434)	(8,006)
Other receivables	1,872	3,161
Prepaid expenses	104	154
Due from related parties	3,950	6,072
Accounts payable	22,863	29,382
Deferred revenue	11,026	11,057
Accruals and other payables	(4,136)	(2,329)
Due to related parties	(228)	6,883
Income tax payable	2,049	2,572
Other tax payables	6,371	10,429

Net cash provided by operating activities	29,348	51,139
Cash flows from investing activities:
Purchases of short-term investments	(23,111)	(26,259)
Purchases of property, plant and equipment	(7,890)	(11,095)
Proceeds from disposal of property, plant and equipment	44	44
Maturity of short-term investments	190	40,430
Receipts from collection of advances to equity investees	9,497	9,497
Acquisition of a subsidiary, net of cash acquired	(6,527)	(8,726)

Net cash (used in) provided by investing activities	(27,797)	3,891
Cash flows from financing activities:
Proceeds from short-term bank loans	49	49
Repayments of short-term bank loans	(38)	(38)
Proceeds from long-term bank loans	156	228
Repayments of long-term bank loans	(179)	(365)

Net cash used in financing activities	(12)	(126)
Effect of foreign exchange rate changes	9,847	9,099

Net increase in cash, cash equivalents and restricted cash	$11,386	64,003
Cash, cash equivalents and restricted cash, beginning of period	$748,164	695,547
Cash, cash equivalents and restricted cash, end of period	759,550	759,550

Hollysys Automation Technologies Ltd. March 15, 2022	Page 13

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 14

(In USD thousands, except for %)
	Three months ended		Six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$77,987	73,619	130,382	117,120

Gross margin(1)	36.1%	37.7%	35.3%	36.1%
Add:
Amortization of acquired intangible assets	353	79	632	155

Non-GAAP gross profit	$78,340	$73,698	$131,014	$117,275

Non-GAAP gross margin(2)	36.2%	37.7%	35.4%	36.1%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)
	Three months ended December 31,		Six months ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$45,851	$39,812	$77,105	$66,437

Gross margin of integrated solutions contracts(1)	27.5%	27.9%	26.5%	26.8%
Add:
Amortization of acquired intangible assets	353	79	632	155

Non-GAAP gross profit of integrated solutions contracts	$46,204	$39,891	$77,737	$66,592

Non-GAAP gross margin of integrated solutions contracts(2)	27.7%	28.0%	26.7%	26.8%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd. March 15, 2022	Page 15

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)
	Three months ended		Six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$30,071	$31,364	$44,329	$51,913

Add:
Share-based compensation expenses	2,713	763	6,306	938
Amortization of acquired intangible assets	353	79	632	155

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$33,137	$32,206	$51,267	$53,006

Hollysys Automation Technologies Ltd. March 15, 2022	Page 16

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)
	Three months ended		Six months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$30,071	$31,364	$44,329	$51,913

Add:
Share-based compensation expenses	2,713	763	6,306	938
Amortization of acquired intangible assets	353	79	632	155

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$33,137	$32,206	$51,267	$53,006

Weighted average number of basic ordinary shares	60,946,596	60,500,387	60,884,346	60,498,431
Weighted average number of diluted ordinary shares	61,682,393	60,933,785	61,556,602	60,693,633
Basic earnings per share(1)	0.49	0.52	0.73	0.86

Add:
non-GAAP adjustments to net income per share(2)	0.05	0.01	0.11	0.02
Non-GAAP basic earnings per share(3)	$0.54	$0.53	$0.84	$0.88

Diluted earnings per share(1)	0.49	0.51	0.72	0.86
Add:
non-GAAP adjustments to net income per share(2)	0.05	0.02	0.11	0.01
Non-GAAP diluted earnings per share(3)	$0.54	$0.53	$0.83	$0.87

(1)

Basic (or diluted) earnings per share is derived from net income attributable to ordinary shareholders for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).